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                              November 10, 2021

       Surfaraz Dinani
       Chief Executive Officer
       Veloce Cap Fund 1 LP
       58 Main Street, 2nd Floor
       Hackensack, NJ 07601

                                                        Re: Veloce Cap Fund 1
LP
                                                            Offering Statement
on Form 1-A
                                                            Filed October 27,
2021
                                                            File No. 024-11689

       Dear Mr. Dinani:

              We have reviewed your offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Investment Risks
       There may be Investment Company Act Risks which may result in the Fund acquiring legal fees, page 32

   1. We note your disclosure that the Fund intends to avoid becoming subject to the
                                                        Investment Company Act
of 1940. Please provide a detailed analysis explaining whether you believe the Fund
s activities     as described in the Offering Circular     would result in
                                                        the Fund meeting the
definition of an investment company under Section 3(a)(1) of the
                                                        1940 Act. To the extent
that the Fund intends to rely on the exception from the definition
                                                        of    investment
company    provided by Section 3(c)(1) of the 1940 Act, please explain how the Fund, which is
conducting a public offering of securities under Regulation A, is eligible to rely on
this exception for private offerings. To the extent that the Fund intends to rely on the
exception provided by Section 3(c)(5)(C), please explain how the Fund   s
                                                        business activities and
redemption policy are consistent with the eligibility requirements
 Surfaraz Dinani
Veloce Cap Fund 1 LP
November 10, 2021
Page 2
         of that section. In particular, please analyze how (i) originating loans; (ii) making, purchasing, originating, funding, acquiring and/or otherwise selling loans secured by interests in personal property; and (iii) providing Limited Partners with redemption rights are consistent with Section 3(c)(5)(C).

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Julia Griffith at 202-551-3267 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameSurfaraz Dinani                              Sincerely,
Comapany NameVeloce Cap Fund 1 LP
                                                               Division of
Corporation Finance
November 10, 2021 Page 2                                       Office of
Finance
FirstName LastName